SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                            FORM 11-K



(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

 For the fiscal year end December 31, 1993

                               OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to

Commission file number 1-12454

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         MORRISON RESTAURANTS INC. SALARY DEFERRAL PLAN


  B. Name of issuer of the securities held pursuant to the Plan and address of its principal executive office:

                    MORRISON RESTAURANTS INC.
                         P.O. Box 160266
                     Mobile, Alabama  36625
















Exhibit index appears at page 2. This report contains a total of 20 pages.


                          Page 1 of 20
                          EXHIBIT INDEX



Exhibit                                                 Page
Number           Description                           Number


13        Annual Report                                   4

23        Consent of Independent Auditors                20










































                          Page 2 of 20

                           SIGNATURES


Morrison Restaurants Inc. Salary Deferral Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Morrison Restaurants Inc. Salary
Deferral Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               Morrison Restaurants Inc.
                               Salary Deferral Plan
                                      (Name of Plan)






Date   June 29, 1994            /s/ Wallace R. Bunn
                                Wallace R. Bunn
                                Director; Chairman, Compensation
                                Committee






























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